Lima, September 11, 2023

Mr. Michael Purcell

Ms. Karina Dorin

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission (SEC)

100 F Street, NE

Washington, D.C. 20549

Re: Buenaventura Mining Company Inc.

Form 20-F for the Fiscal Year ended December 31, 2022, filed May 1, 2023

File No. 001-14370

Dear Mr. Purcell, Ms. Dorin:

We note the receipt by Buenaventura Mining Company Inc. (Compañía de Minas Buenaventura S.A.A., or the “Company”), a sociedad anónima abierta (open stock company) under the laws of the Republic of Peru (“Peru”), of the comment letter (the “Comment Letter”) dated August 25, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F (the “Form 20-F”).

We appreciate the opportunity to provide information in response to your request for details regarding our sustainability report, climate change, and carbon footprint. We are committed to transparency and the disclosure of relevant and timely information, and we hope the following information proves useful for your review. For your convenience, we have reproduced the Staff’s comments in italics and have provided responses immediately below.

SEC Comment No. 1.

General

We note that you provided more expansive disclosure in your 2021 Sustainability Report and 2022 Integrated Annual Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in these reports.

Response to SEC Comment No. 1.

We understand that the disclosure of sustainability-related aspects and indicators set forth in our 2021 Sustainability Report and 2022 Integrated Annual Report may differ from that included in the Form 20-F due to our ongoing efforts to evaluate different sustainability frameworks and to develop a standardized reporting model. Our goal is to establish a unified reporting system that meets various information requirements, including those of the Dow Jones Sustainability Index (DJSI).

However, in future 20-F reports we will make sure to provide the same details related to our climate-related measurements such as water consumption, carbon footprint, climate change risks, among others as those we include in our sustainability reports.

SEC Comment No. 2.

Information on the Company, page 28

To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions;
•	increased demand for generation and transmission of energy from alternative energy sources; and
•	any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

Response to SEC Comment No. 2.

As of the date of this response, there is no specific regulation in Peru relating to greenhouse gas emissions. However, the country has ratified international treaties such as the United Nations Framework Convention on Climate Change and the Kyoto Protocol, demonstrating its commitment to climate change mitigation.

In terms of climate risks that we may have identified as significant for the development of our business, we have begun to compile a greenhouse gas emissions inventory for all our operations, following ISO 14064-1:2018 guidelines. In 2021, emissions from categories 1 and 2 (fossil fuel and electricity) amounted to 116,931 metric tons of CO2 equivalent (TnCO2e), as reported in our Integrated Sustainability Report for 2022. In 2022, these emissions increased to 141,205 TnCO2e. It is worth noting that our corporate emissions are low, and the mining sector in the country represents less than 1% of total emissions.

Additionally, as part of our corporate policy, we prioritize the use of renewable energy. In 2021, 71% of our energy came from renewable sources, and in 2022, 68%, certified by AENOR at the Huanza Hydropower Plant.

SEC Comment No. 3.

We note your disclosure on page 15 of your Form 20-F regarding the physical impact climate change may have in the regions where your operations are located. We further note your disclosure on page 25 of your Form 20-F that multiple global studies have consistently highlighted Peru as one of the nations most susceptible to the adverse effects of climate change and water scarcity. Discuss in greater detail the physical effects of climate change on your operations and results. This disclosure may include the following:

•	severity of weather, such as hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
•	quantification of material weather-related damages to your property or operations;
•	potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers;
•	decreased agricultural production capacity in areas affected by drought or other weather-related changes; and
•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 20-F and explain whether changes are expected in future periods.

Response to SEC Comment No. 3.

Peru is considered particularly vulnerable to climate change due to its territory and population. Unequal water availability in the Atlantic and Pacific basins presents challenges for the country, as most of the population resides in the Pacific basin.

While our operations are not affected by water stress issues, we have assessed climate change-related physical and transition risks using the Task Force on Climate-Related Financial Disclosures (TCFD) framework. We are exposed to threats such as UV radiation and increased water flows due to heavy precipitation. We conduct operational water balances and plan preventive actions before rainy seasons to mitigate these risks.

During 2023, Hidrika a third-party consultant conducted a Water Risk Indicator Study of Buenaventura's Mining Units. The main conclusions regarding water availability in the basins where Buenaventura's mining operations are located were as follows:

-	The mining operations are in six large hydrographic units: Camaná, Alto Huallaga, Chancay Lambayeque, Mantaro, Huaura, and Alto Marañón IV. All of them concentrate an annual water supply of 75,697 hm3, which corresponds to 3.1% of the national supply per year.

-	In the basins studied, the water use rights for mining purposes reach 80.4 hm3 and represent 2.3% of the total water consumption.

-	Between 2020 and 2022, Buenaventura's seven (7) mining operations reported an average water consumption of 8.8 hm3.

-	The water scarcity index for the hydrographic units analyzed and of direct influence of the mining units is estimated below 15%, which means low pressure on water resources.

On the other hand, Buenaventura has been implementing the measurement of its water footprint in accordance with ISO 14046, also including plans to reduce water use in operations and shared value with the communities of the basins where it is located. This measurement began in 2017 at the Coimolache Unit (Cajamarca) and was renewed for the third consecutive time, making Coimolache the first metal-mining company at the national level with the Blue Certificate from the Peruvian National Water Authority.

The information set forth above represents the extent of quantitative information available as of the date of this response. However, we will conduct the necessary procedures internally in order to be in a position to include further details regarding water consumption, water recirculation, solid waste generation, energy consumption, clean energy generation and carbon footprints for each of the periods for which financial statements will be presented in our Form 20-F for the ongoing fiscal year.

SEC Comment No. 4.

If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. To the extent applicable, ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 20-F and for any future periods.

Response to SEC Comment No. 4.

We note that we have not included disclosure regarding any purchase or sale of carbon credits or offsets, on the basis that as of the date of this response the Company has not engaged in any such purchase or sale. As such, we confirm there is no quantitative information that applies in response to this matter.

*            *            *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require additional information please feel free to contact me at daniel.dominguez@buenaventura.pe.

Sincerely,
/s/ Daniel Domínguez Vera
Daniel Domínguez Vera
Vice President of Finance and Administration
Compañia de Minas Buenaventura S.A.A.